UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Launch of Rights Offering

On November 29, 2016, Nabriva Therapeutics AG issued a press release announcing that it had launched its previously announced rights offering. This Report on Form 6-K contains the following exhibits in connection with the rights offering.  This report and such exhibits (other than exhibit 99.7) are hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-214197) and the prospectus supplement dated November 29, 2016 of Nabriva Therapeutics AG.  The information contained in Exhibit 99.7 to this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

8.1                               Tax Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

8.2                               Tax Opinion of Freshfields Bruckhaus Deringer LLP

99.1                        Financial Services Agreement, by and between Nabriva Therapeutics AG and Cantor Fitzgerald & Co., dated November 29, 2016

99.2                        Form of ADS Rights Agent Agreement, by and between Nabriva Therapeutics AG and The Bank of New York Mellon

99.3                        Form of Letter to Beneficial Owners of American Depositary Shares of Nabriva Therapeutics AG

99.4                        Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees which are holders of American Depositary Shares of Nabriva Therapeutics AG

99.5                        Form of ADS Subscription Form for ADS Rights to Purchase ADSs of Nabriva Therapeutics AG

99.6                        Form of Instructions Booklet for Nabriva Therapeutics AG ADS Subscription Form for ADS Rights to Purchase ADSs of Nabriva Therapeutics AG

99.7                        Press Release dated November 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: November 29, 2016

EXHIBIT INDEX

Exhibit Number	Description

8.1	Tax Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
8.2	Tax Opinion of Freshfields Bruckhaus Deringer LLP
99.1	Financial Services Agreement, by and between Nabriva Therapeutics AG and Cantor Fitzgerald & Co., dated November 29, 2016
99.2	Form of ADS Rights Agent Agreement, by and between Nabriva Therapeutics AG and The Bank of New York Mellon
99.3	Form of Letter to Beneficial Owners of American Depositary Shares of Nabriva Therapeutics AG
99.4	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees which are holders of American Depositary Shares of Nabriva Therapeutics AG
99.5	Form of ADS Subscription Form for ADS Rights to Purchase ADSs of Nabriva Therapeutics AG
99.6	Form of Instructions Booklet for Nabriva Therapeutics AG ADS Subscription Form for ADS Rights to Purchase ADSs of Nabriva Therapeutics AG
99.7	Press Release dated November 29, 2016